April 10, 2020

Gary J. Simon, Esq.
Hughes Hubbard & Reed, LLP
One Battery Park Plaza
New York, New York 10004

       Re:     Broadway Financial Corporation
               Soliciting Material filed pursuant to Exchange Act Rule 14a-12 filed by
                   Commerce Home Mortgage, LLC, Steven A. Sugarman, Carlos
Salas,
                   Antonio Villaraigosa et al.
               Filed April 9, 2020
               File No. 1-39043

Dear Mr. Simon:

       We have reviewed the filing above and have the following comment. In some of our comment, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comment apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filings and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the soliciting material filed pursuant to Exchange Act Rule
14a-12 unless otherwise indicated.

1. We note that the soliciting material filed pursuant to Exchange Act Rule 14a-12 indicates that Commerce "currently intends to undertake an exempt solicitation whereby it plans to contact up to ten shareholders to seek their support for its proposals and its director nominee for the 2020 annual meeting of stockholders of" Broadway. Given
(1) the
       definition of "solicitation" in Exchange Act Rule 14a-1(l)(1)(iii), (2) that the soliciting material filed pursuant to Rule 14a-12 was not required to be filed, (3) that the solicitation was filed on www.sec.gov, making such communication available to the general public, including all shareholders of Broadway, and (4) the substance of the communication, please advise why Commerce believes it is eligible to rely upon Rule
       14a-2(b)(2). In responding to this comment, refer to Proxy Rules and Schedules
       14A/14C Compliance and Disclosure Interpretation Q&A 122.03 (last updated July 31,
       2018) and its discussion of how a filing itself can constitute a widespread solicitation that may preclude reliance upon Rule 14a-2(b)(2). In contrast to the guidance provided
 Gary J. Simon, Esq.
Hughes Hubbard & Reed, LLP
April 10, 2020
Page 2

       therein, address the fact that in this particular case, Commerce had no obligation to file the material pursuant to Exchange Act Rule 14a-12.

2. Please advise us in your response letter what other solicitations have been made to shareholders of Broadway, whether or not made in reliance on Rule 14a-2(b)(2).

                                              *    *   *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3444 with any questions.

                                                             Sincerely,

                                                             /s/ Perry J.
Hindin

                                                             Perry J. Hindin
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions